Exhibit 99.3
                                                                    ------------

                        Report of Independent Accountants
                       on Applying Agreed-Upon Procedures


The First National Bank of Atlanta
77 Reeds Way
New Castle Corporate Commons
New Castle, Delaware 19720

and

The Bank of New York
101 Barclay Street
Corporate Backed Asset Unit
New York, New York 10286


                 Wachovia Credit Card Master Trust Series 1999-1

We have performed the procedures enumerated below, which were agreed to by The First National Bank of Atlanta (the "Company"), a wholly-owned subsidiary of Wachovia Corporation, and The Bank of New York, solely to assist you with respect to the monthly servicer's certificates (the "certificates") prepared by the Company during the period November 1, 1999 through October 31, 2000 pursuant to subsection 3.6(b) of the Amended and Restated Pooling and Servicing Agreement dated as of June 4, 1999 between The First National Bank of Atlanta and The Bank of New York, Trustee of the Wachovia Credit Card Master Trust (the "Agreement"). This engagement to apply agreed-upon procedures was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

We performed the procedures enumerated in the letter dated November 6, 2000 to the Company and Wachovia Bank, N.A., as included as Attachment A to this letter, to each certificate prepared by the Company pursuant to subsection 3.6(b) of the Agreement for the period November 1, 1999 through October 31, 2000. As a result of the procedures performed, we noted all amounts set forth in the certificates agreed to recalculated amounts or were in agreement with the corresponding amounts in the Company's servicing records.

We were not engaged to, and did not, perform an audit, the objective of which would be the expression of an opinion on the specified items included in the certificates. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of The First National Bank of Atlanta and The Bank of New York and is not intended to be and should not be used by anyone other than these specified parties.


                                                    /s/  Ernst & Young LLP     .
                                                    ----------------------------



November 14, 2000

                                       9